Celebrating
                                    100 Years

                                    [PHOTO]

                            OAK HILL FINANCIAL, INC.
                               2002 Annual Report

About Oak Hill Financial, Inc.

      Oak Hill Financial, Inc. is a financial holding company incorporated under the laws of the State of Ohio and regulated by the Board of Governors of the Federal Reserve System. We operate four subsidiaries: Oak Hill Banks, Action Finance Company, McNelly, Patrick & Associates, and Oak Hill Title Agency.

      Oak Hill Banks is a state-chartered commercial bank regulated by the State of Ohio and insured by the Federal Deposit Insurance Corporation (FDIC) that provide depository, lending, and other financial services to individuals and businesses in southern and central Ohio. Action Finance Company is a consumer finance company licensed by the State of Ohio that provides installment and home equity loans to individuals in southern Ohio. Combined, they operate 25 full-service banking offices, five bank loan production offices, and six consumer finance offices in 15 counties across southern and central Ohio.

      McNelly, Patrick and Associates is an insurance agency specializing in group health insurance and other employee benefits that services over 350 group plans throughout the same region. Oak Hill Title Agency is a limited liability company that provides title services for commercial and residential real estate transactions.

      With a balanced combination of "high-touch" customer service, local management, strong operating controls, and controlled geographic expansion, Oak Hill Financial has grown into one of Ohio's premier independent financial services organizations.

                                               On the Cover

                             (top) The home of the Oak Hill Savings Bank Co.
                          from 1913 to 1961. (bottom left to right) The current
                          Oak Hill Financial Corporate Offices in Jackson, Ohio,
                           and the Oak Hill, Franklin and Logan, Ohio branches
                                            of Oak Hill Banks.

To Our Fellow Shareholders:

--------------------------------------------------------------------------------
John D. Kidd
[PHOTO OMITTED]

"Revenue growth in 2002 greatly outpaced increases in expenses, and we were able to post impressive gains in non-interest income. Also, our efficiency ratio improved substantially, and we ended the year with improved asset quality."
--------------------------------------------------------------------------------

On behalf of the employees and directors of Oak Hill Financial, Inc., we are pleased to present our Annual Report to Shareholders for the year 2002. In more ways than one, 2002 was a very special year for your company.

A Year of Performance

Earnings per share from operations for 2002 were $1.93, up from $1.57 per share in 2001. Net earnings from operations increased 27% in 2002, an achievement that follows on the heels of a 24% increase in 2001. Excluding non-operating gains and charges, return on equity for 2002 was 17.0%.

      We surpassed our targets on all key performance measures and all of our subsidiaries--Oak Hill Banks and Towne Bank (now merged), Action Finance Company, McNelly Patrick & Associates, and Oak Hill Title Agency--exceeded their earnings targets for the year.

      The earnings were driven by a 12% increase in net interest income, a 27% increase in non-interest income from continuing operations, and greater operating efficiency. Also, despite considerable pressure due to the low interest rate environment, we were still able to maintain a healthy net interest margin.

      The market recognized our strong performance in 2002 by rewarding our shareholders with a 36% increase in the price of our stock. The increase moved the stock from a closing price of $15.76 on December 31, 2001 to a closing price of $21.36 on December 31, 2002. Combining the price increase with our dividends during the year translates into a total return on Oak Hill Financial stock of nearly 39% in 2002.

A Year of Celebration

It is particularly appropriate that 2002 was a year of exceptional performance, for this year also marked a significant milestone in the company's history--August 12, 2002 was the 100th anniversary of the founding of The Oak Hill Savings Bank Company (now Oak Hill Banks), the foundation upon which Oak Hill Financial has been built.

      Various open houses and community events recognizing the 100th anniversary were held throughout our branch network. The high point of the anniversary celebration was a gathering of several hundred customers, local shareholders, and other well-wishers at our recently renovated Oak Hill office on August 12.

A Year of Change

Under the direction of CEO Ralph E. "Gene" Coffman, Jr., Towne Bank grew rapidly and profitably from the time the company acquired it in 1999. At the same time, Towne became increasingly similar to Oak Hill Banks. With the two banks virtually mirror images of each other, and the opportunity to realize substantial cost savings, the board of directors and management felt that the time was right for Oak Hill Banks and Towne Bank to merge.

      Thanks to months of planning and hard work by Gene Coffman, Oak Hill Banks CEO Scott Hinsch, their management teams, and our entire EDP department, the transformation from two banks to one was flawlessly executed. The merger was completed on November 30 with no negative customer impact or reaction. With the merger, all of our banking offices are now operating under the Oak Hill Banks banner.

      Following the merger, Gene Coffman was promoted to President and Chief Administrative Officer of Oak Hill Financial and joined our board of directors. With 30 years of experience in the financial services industry, Gene is an exceptionally capable banker and a proven leader who gets results. We are confident that the company will benefit greatly in the years to come with Gene in his new role.

      Also, the company successfully completed a comprehensive upgrade of our data processing system, a considerable undertaking that required many weeks and

--------------------------------------------------------------------------------
                                                                   Evan E. Davis
                                                                 [PHOTO OMITTED]

"Oak Hill Financial's success in 2002 is a testament to the hard work and dedication of our employees, and we are very grateful for their efforts."
--------------------------------------------------------------------------------

long hours of hard work by our EDP department and bank operations personnel.

A New Year

To meet our objectives for 2003, we will continue to pursue revenue growth through originating adjustable-rate commercial loans, commercial real estate loans, and residential mortgage loans; fixed-rate residential mortgage loans for sale in the secondary market; and consumer loans.

      This year, you can expect to see further expansion in both new and existing markets. Current plans call for Oak Hill Banks to open two branch offices in addition to the new combination branch and administrative office that we opened in Mason, Ohio in January. Action Finance Company also has two new offices on its agenda for 2003, with the first opening in Athens, Ohio in early March.

      Growth and diversification of non-interest income remain key elements of the company's strategy. We expect that Oak Hill Title Agency will build on its profitable first year and fully come of age in 2003. Our insurance services, receivables financing, and investment services will continue to receive major emphasis, and we continue to refine and upgrade our commercial lending, deposit, and cash management products. Following a record year in 2002, mortgage origination will remain a major focus, and we believe that the company has the infrastructure in place to ensure that this remains a substantial line of business. Also, SBA lending holds high potential for revenue growth and will be aggressively pursued in 2003.

      Finally, we will continue to upgrade our internal audit, loan review, and compliance functions to ensure that we have adequate monitoring and control systems in place to meet all regulatory requirements, maintain our asset quality, and ensure the overall safety and soundness of the company.

In Memoriam

We were deeply saddened by the loss in December of Ronald I. Smittle, who served the company in various capacities from 1959 until his retirement from the board of directors of Oak Hill Banks in 2002. Ron played a prominent role in the history of the company and will be sorely missed.

Building the Future

While 2002 was an excellent year for Oak Hill Financial, we must now focus on the years ahead. Fortunately, we believe that the future holds great potential for the company. We enter 2003 with excellent earnings momentum, a highly competent and dedicated workforce over 300 strong, and the total commitment of our directors, officers, and staff to maximize the value of our shareholders' investment in the company.

      Thank you for your continued confidence and support.

Sincerely,

/s/John D. Kidd
John D. Kidd
Chairman & CEO
Oak Hill Financial, Inc.


/s/Evan E. Davis
Evan E. Davis
Chairman
Oak Hill Banks

Celebrating
            100 Years

--------------------------------------------------------------------------------
The year 2002 made a splendid capstone to our first century, with total assets topping $800 million and net earnings in excess of $10 million. Going forward, we will continue to pursue and evaluate opportunities for profitable growth and expansion consistent with our goals of maximizing shareholder value and delivering a superior level of service to our customers.
--------------------------------------------------------------------------------

[PHOTOS OMITTED]

Oak Hill Financial, Inc. traces its origins to the founding on August 12, 1902 of The Oak Hill Savings Bank Company. Organized by businessman D.D. Davis in the Village of Oak Hill in rural Jackson County, Ohio, the bank was one of thousands of independent banks that were established in the late 1800's and early 1900's to meet the growing financial needs of their communities.

      Growth during the early years was slow but steady. The bank became "full service"--by the standards of the time--with the introduction of savings accounts in 1905, and by 1913 it had grown to the point that a move to a larger facility was necessary.

      One of the bank's finest hours came during the Great Depression. Although thousands of banks closed during the 1930's, The Oak Hill Savings Bank Company remained open throughout this dismal period.

      The postwar years were marked by stability and moderate growth. With the coming of the 1960's, however, the bank began the course of expansion that has continued to this day. By 1961, the bank had again outgrown its offices and moved to a new building in Oak Hill. In 1968, the bank opened its first branch office in the community of Jackson--a branch that now has the largest deposit base in our system.

      The bank's growth accelerated in the 1980's. Early in the decade, two new offices were opened in Jackson County. Also, Oak Hill Financial, Inc. was formed in 1981 as a holding company for the bank.

      The company's first acquisition came in 1985 with the purchase of The Miami Valley Building and Loan Association in the Dayton area, which was reorganized as Miami Valley Bank of Southwest Ohio. Later that year--and closer to home--we purchased an established banking office in neighboring Ross County from another financial institution.

      In the late 1980's, Oak Hill Financial began a systematic program of establishing de novo branches in small and mid-sized communities throughout southern Ohio. Over the next several years, the network of branches and loan offices that emerged greatly expanded the company's market area and formed the foundation for our rapid growth through the 1990's to the present. During the same period, Miami Valley Bank was merged into Oak Hill Banks, and our senior management and data processing operations moved to a separate administrative office in Jackson.

      Numerous milestones were reached during these years. In 1990, total assets went over $100 million and net earnings passed $1 million. By 1995, total assets had eclipsed the $200 million mark and net earnings were over $2 million. On October 12, 1995, concurrent with an initial public offering, the common stock of Oak Hill Financial, Inc. began trading on the Nasdaq National Market System. The IPO price per share was $7.80 (adjusted for a subsequent split).

[PHOTOS OMITTED]

      The period since 1997 has been one of dramatic growth, as the company has established 12 bank branches and loan offices, made three strategic acquisitions, and formed two new subsidiaries.

      In 1997, we acquired Unity Savings Bank, which added $63 million in assets to the bank. The primary markets served by Unity were contiguous to our home base in Jackson County, which made it an excellent strategic fit with our organization.

      Our second subsidiary, Action Finance Company, was formed in 1998 to meet the need for small loans and other specialty consumer financing in our market areas. Also in 1998, the company's total assets grew past $400 million.

      Oak Hill Financial acquired the Blue Ash Building and Loan Co. in 1999 and converted it into a commercial bank, which was renamed Towne Bank. Towne brought us $118 million in assets and a strong presence in fast-growing areas of suburban Cincinnati.

      The company entered new territory in 2001 when we acquired McNelly, Patrick & Associates, one of the premier employee benefits agencies in Ohio. We also formed Oak Hill Title Agency to take advantage of revenue opportunities through providing title services for real estate transactions.

      We marked our 100th anniversary in 2002 with celebrations throughout our branch network, culminating on August 12 with a very special open house at our Oak Hill office. Also, McNelly, Patrick moved to new quarters to meet the growing demands of its business. Finally, Oak Hill Banks and Towne Bank were merged on November 30. The merger will make the new, larger Oak Hill Banks a much more efficient organization and a formidable competitor through southern and central Ohio.

Total Assets
(in thousands)*

            December 31, 1950                               $  4,242
            December 31, 1955                                  6,376
            December 31, 1960                                  5,855
            December 31, 1965                                  8,440
            December 31, 1970                                 12,689
            December 31, 1975                                 16,507
            December 31, 1980                                 23,325
            December 31, 1985                                 82,460
            December 31, 1990                                108,221
            December 31, 1995                                210,329
            December 31, 2000                                694,637
            December 31, 2002                                833,629

*As originally reported. Data for 1980 and earlier is for the Oak Hill Savings Bank Company.

                                                                      Since 1902

Oak Hill Financial, Inc.
Selected Consolidated Financial Information

                                                             At or For the Year Ended December 31,
                                                   --------------------------------------------------------
(In thousands, except share data)                      2002       2001        2000         1999        1998
-----------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL CONDITION(1)(2)
Total assets                                       $833,629   $778,332   $ 694,905    $ 600,330    $552,846
Interest-bearing deposits and federal funds sold      5,699     11,929         442        4,516      12,197
Investment securities                                83,789     78,981      61,427       53,485     100,143
Loans receivable--net(3)                            701,944    646,081     599,086      507,969     411,246
Deposits                                            663,813    612,204     562,414      488,743     465,510
Federal Home Loan Bank (FHLB) advances
  and other borrowings                               99,358    104,860      77,595       60,852      37,413
Stockholders' equity                                 66,881     56,349      50,224       48,025      46,858

SUMMARY OF OPERATIONS(1)(2)
Interest income                                    $ 57,222   $ 59,704   $  54,579    $  45,251    $ 41,599
Interest expense                                     24,724     30,777      29,505       22,416      21,335
-----------------------------------------------------------------------------------------------------------
  Net interest income                                32,498     28,927      25,074       22,835      20,264
Provision for losses on loans                         2,757      2,591       2,263        2,432       1,266
-----------------------------------------------------------------------------------------------------------
  Net interest income after provision for
    losses on loans                                  29,741     26,336      22,811       20,403      18,998
Gain on sale of loans                                 2,358      1,385         174          477       1,418
Gain on sale of branch                                  122        900          --           --          --
Gain (loss) on sale of assets                           331         27        (328)      (2,141)        281
Insurance commissions                                 2,457      2,203       2,090        1,720       1,506
Other income                                          2,845      2,676       2,498        2,068       1,563
General, administrative and other expense(4)(5)      22,663     20,672      17,734       16,335      13,189
-----------------------------------------------------------------------------------------------------------
  Earnings before federal income taxes               15,191     12,855       9,511        6,192      10,577
Federal income taxes                                  4,851      4,133       3,174        2,098       3,445
-----------------------------------------------------------------------------------------------------------
Net earnings                                       $ 10,340   $  8,722   $   6,337    $   4,094    $  7,132
===========================================================================================================

PER SHARE INFORMATION(6)
Basic earnings per share                           $   1.94   $   1.66   $    1.17    $     .75    $   1.31
Book value per share                               $  12.46   $  10.70   $    9.51    $    8.74    $   8.67

Footnotes on the following page.

                                                        Oak Hill Financial, Inc.
                                     Selected Consolidated Financial Information


                                                          At or For the Year Ended December 31,
                                                    --------------------------------------------------
                                                      2002       2001       2000       1999       1998
------------------------------------------------------------------------------------------------------
OTHER STATISTICAL AND OPERATING DATA
Return on average assets                              1.26%      1.20%      0.99%      0.72%      1.39%
Return on average equity                             16.76      16.45      12.98       8.51      15.98
Net interest margin (fully-taxable equivalent)        4.18       4.17       4.06       4.20       4.12
Interest rate spread during period                    3.75       3.56       3.40       3.64       3.47
General, administrative and other expense
  to average assets                                   2.77       2.85       2.76       2.85       2.57
Allowance for loan losses to nonperforming loans    125.29     160.00     250.90     192.40     191.90
Allowance for loan losses to total loans              1.29       1.28       1.19       1.19       1.10
Nonperforming loans to total loans                    1.03       0.80       0.47       0.62       0.57
Nonperforming assets to total assets                  0.88       0.87       0.45       0.56       0.43
Net charge-offs to average loans                      0.28       0.23       0.22       0.20       0.18
Equity to assets at period end                        8.02       7.24       7.23       8.00       8.48
Dividend payout ratio                                25.31      26.69      33.68      43.74      19.42

----------
(1) Oak Hill Financial, Inc. (the "Company") completed a merger with Towne Financial Corporation and its subsidiary, The Blue Ash Building and Loan Company, on October 1, 1999. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements as of and for the year ended December 31, 1998 have previously been restated as if the merger had occurred on January 1, 1998.

(2) The Company completed a merger with Innovative Financial Services Agency, Inc. ("IFS") on August 31, 2001. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements as of and for the years ended December 31, 1998 through 2000, inclusive, have previously been restated as if the merger had occurred on January 1, 1998.

(3)   Includes loans held for sale.

(4) General, administrative and other expense for 1999 includes $1.1 million in pre-tax expenses incurred pursuant to the merger with Towne Financial Corporation.

(5) General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with MPA.

(6) Per share information gives retroactive effect to the 5-for-4 stock split effected June 1, 1998, the issuance of 917,361 shares in the Towne transaction, and the issuance of 172,414 shares in the MPA transaction.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Oak Hill Financial, Inc. (the "Company") is a financial holding company the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), (collectively "Banks"), Action Finance Company ("Action") and McNelly, Patrick and Associates ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon the results of operations of its subsidiaries.

      During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a business plan whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the term "Oak Hill" describes the preexisting individual banks owned by the Company.

      Oak Hill conducts general commercial banking businesses that consist of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Action is a consumer finance company that originates installment and home equity loans. MPA is an insurance agency specializing in group health insurance and other employee benefits.

      Oak Hill's and Action's profitability depend primarily on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, franchise taxes, and other operating expenses.

      On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have previously been restated to reflect the effects of the business combination as of January 1, 2000. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

      On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title") in conjunction with a law firm to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

      Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2002 and 2001. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

FORWARD-LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2002, and the results of operations for the year ended December 31, 2002, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest

                                                        Oak Hill Financial, Inc.
                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

rates in the nation and the Company's general market area. Without limiting the foregoing, some of the forward-looking statements include management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management's belief that the allowance for loan losses is adequate.

FINANCIAL CONDITION

The Company's total assets amounted to $833.6 million as of December 31, 2002, an increase of $55.3 million, or 7.1%, over the $778.3 million total at December 31, 2001. The increase was funded primarily through growth in deposits of $51.6 million, an increase of $2.3 million in securities sold under agreements to repurchase and an increase in stockholders' equity of $10.5 million, which were partially offset by a $7.9 million decrease in FHLB advances.

      Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, decreased by $1.1 million, or 1.0%, to a total of $108.4 million at December 31, 2002, compared to $109.5 million at December 31, 2001. Investment securities increased by $4.8 million, as purchases of $59.1 million exceeded maturities and repayments of $21.9 million and sales of $33.4 million. Federal funds sold decreased by $6.1 million during 2002.

      Loans receivable totaled $701.9 million at December 31, 2002, an increase of $55.9 million, or 8.6%, over total loans at December 31, 2001. Loan disbursements totaled $498.3 million during 2002, which were partially offset by loan sales of $109.2 million and principal repayments of $332.1 million during 2002. Loan disbursements and sales volume increased by $120.5 million and $34.1 million, respectively, as compared to 2001 volume. The low interest rate environment during 2002 contributed to the overall increases in loan origination and sales volume, as borrowers refinanced loans to lower interest rates and Oak Hill generally sold such lower interest rate loans in the secondary market. Growth in the loan portfolio during 2002 was comprised of a $175.0 million, or 80.8%, increase in commercial and other loans and a $9.2 million, or 14.6%, increase in installment loans, which were partially offset by a $127.5 million, or 34.2%, decrease in real estate mortgage loans. The Company's allowance for loan losses totaled $9.1 million at December 31, 2002, an increase of $797,000, or 9.6%, over the total at December 31, 2001. The allowance for loan losses represented 1.29% and 1.28% of the total loan portfolio at December 31, 2002 and 2001, respectively. Net charge-offs totaled $2.0 million and $1.4 million for the years ended December 31, 2002 and 2001, respectively. The Company's allowance represented 125.3% and 160.0% of nonperforming loans, which totaled $7.3 million and $5.2 million at December 31, 2002 and 2001, respectively. At December 31, 2002, nonperforming loans were comprised of $897,000 in installment loans, $4.2 million of loans secured primarily by commercial real estate and $2.2 million of loans secured by one-to-four family residential real estate. In management's opinion, all nonperforming loans were adequately collateralized at December 31, 2002.

      Deposits totaled $663.8 million at December 31, 2002, an increase of $51.6 million, or 8.4%, over the $612.2 million total at December 31, 2001. The increase resulted primarily from management's continuing marketing efforts to attract demand deposits and low-cost core deposits as well as competitive pricing with respect to certificate of deposit products throughout Oak Hill's branch network. Proceeds from deposit growth were used primarily to fund loan originations and to repay FHLB advances.

      Advances from the Federal Home Loan Bank totaled $86.1 million at December 31, 2002, a decrease of $7.9 million, or 8.4%, from the December 31, 2001 total. In recognition of the declining interest rate environment during 2002, management obtained generally longer term and lower cost advances in 2002 compared to the maturities and cost of advances obtained from the Federal Home Loan Bank during 2001. Securities sold under agreements to repurchase increased by $2.3 million, the proceeds of which were primarily used to fund loan originations and securities purchases during the period.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

      In March 2000, a Delaware statutory business trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The proceeds from the issuance of the subordinated debentures and common securities were used by the Trust to purchase from the Company $5.0 million of subordinated debentures maturing on March 8, 2030. The subordinated debentures are the sole asset of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are to be made semi-annually at an annual fixed rate of interest of 10.875% and are reported as a component of interest expense on borrowings.

      The Company's stockholders' equity amounted to $66.9 million at December 31, 2002, an increase of $10.5 million, or 18.7%, over the balance at December 31, 2001. The increase resulted primarily from net earnings of $10.3 million, proceeds from options exercised of $1.5 million, and an increase in the unrealized gain on securities, net of tax, totaling $1.3 million, which were partially offset by $2.6 million in dividends declared on common stock.

SUMMARY OF EARNINGS

The table on page 11 shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2002, 2001 and 2000. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

      Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table below indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.

RATE/VOLUME TABLE

                                                                 Year Ended December 31,
                                           ------------------------------------------------------------------------
                                                    2002 vs. 2001                         2001 vs. 2000
                                           ---------------------------------      ---------------------------------
                                              Increase (decrease) due to            Increase (decrease) due to
(In thousands)                              Volume        Rate        Total       Volume        Rate        Total
-------------------------------------------------------------------------------------------------------------------
Interest income attributable to:
  Loans receivable                         $ 5,563      $(7,931)     $(2,368)     $ 5,988      $(1,214)     $ 4,774
  Investment securities                      1,139         (969)         170          719         (242)         477
  Federal funds sold                           (29)        (129)        (158)         271          (56)         215
  Interest-earning deposits with banks         (13)         (10)         (23)          (9)           8           (1)
-------------------------------------------------------------------------------------------------------------------
    Total interest income                  $ 6,660      $(9,039)     $(2,379)     $ 6,969      $(1,504)     $ 5,465
===================================================================================================================
Interest expense attributable to:
  Deposits                                 $ 2,645      $(8,707)     $(6,062)     $ 2,944      $(1,987)     $   957
  Borrowings                                   788         (779)           9          921         (606)         315
-------------------------------------------------------------------------------------------------------------------
    Total interest expense                 $ 3,433      $(9,486)     $(6,053)     $ 3,865      $(2,593)     $ 1,272
===================================================================================================================
Increase in net interest income                                      $ 3,674                                $ 4,193
===================================================================================================================

                                                        Oak Hill Financial, Inc.
                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

AVERAGE BALANCE AND INTEREST RATES

                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------------
                                                2002                              2001                             2000
                                   ------------------------------    -----------------------------    -----------------------------
                                              Interest                          Interest                         Interest
                                   Average    Income/      Average   Average    Income/    Average    Average    Income/     Average
(Dollars in thousands)             Balance    Expense        Rate    Balance    Expense      Rate     Balance    Expense       Rate
-----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable                 $690,544    $52,797       7.65%   $623,486    $55,165      8.85%   $557,038    $50,391      9.05%
  Investment securities              92,580      4,853       5.24      72,687      4,683      6.44      62,049      4,206      6.78
  Federal funds sold                  7,499        119       1.59       8,472        277      3.27         803         62      7.72
  Interest-earning deposits             230         10       4.35         476         33      6.93         647         34      5.26
                                   ------------------------------------------------------------------------------------------------
    Total interest-
      earning assets                790,853     57,779       7.31     705,121     60,158      8.53     620,537     54,693      8.81
Non interest-earning assets          27,459                            20,524                           20,991
                                   --------                          --------                         --------
    Total assets                   $818,312                          $725,645                         $641,528
                                   ========                          ========                         ========
Interest-bearing liabilities:
  Deposits                         $592,855     19,654       3.32    $532,239     25,716      4.83    $473,149     24,759      5.23
  Borrowings                        101,818      5,070       4.98      87,151      5,061      5.81      72,029      4,746      6.59
                                   ------------------------------------------------------------------------------------------------
    Total interest-bearing
      liabilities                   694,673     24,724       3.56     619,390     30,777      4.97     545,178     29,505      5.41
                                               ------------------                -----------------                -----------------
Non interest-bearing
  liabilities                        61,962                            53,222                           47,516
Stockholders' equity                 61,677                            53,033                           48,834
                                   --------                          --------                         --------
    Total liabilities and
      stockholders' equity         $818,312                          $725,645                         $641,528
                                   ========                          ========                         ========
Net interest income and
  interest rate spread                         $33,055       3.75%               $29,381      3.56%               $25,188      3.40%
                                               ==================                =================                =================
Net interest margin(1)                                       4.18%                            4.17%                            4.06%
                                                           ======                           ======                           ======
Average interest-earning
  assets to average
  interest-bearing liabilities                             113.85%                          113.84%                          113.82%
                                                           ======                           ======                           ======
Adjustment of interest income
  to a tax-equivalent basis on
  tax-exempt:
    Loans and investment
      securities                               $   557                           $   454                           $  114
                                               =======                           =======                          =======

(1) The net interest margin is net interest income divided by average interest-earning assets.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
2001

General. Net earnings for the year ended December 31, 2002 totaled $10.3 million, a $1.6 million, or 18.6%, increase over 2001 net earnings. The increase in earnings resulted primarily from a $3.6 million increase in net interest income and a $922,000 increase in other income, which were partially offset by a $166,000 increase in the provision for losses on loans, a $2.0 million increase in general, administrative and other expense, and a $718,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2002, amounted to $57.2 million, a decrease of $2.5 million, or 4.2%, from the $59.7 million recorded for 2001. Interest income on loans totaled $52.7 million, a decrease of $2.4 million, or 4.3%, from the 2001 period. This

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

decrease resulted primarily from a 120 basis point decrease in the average fully-taxable equivalent yield, to 7.65% in 2002 from 8.85% in 2001, which was partially offset by a $67.1 million, or 10.8%, increase in the weighted-average ("average") portfolio balance, to a total of $690.5 million in 2002. Interest income on investment securities and other interest-earning assets decreased by $127,000, or 2.7%. The decrease resulted primarily from a 115 basis point decrease in the average fully-taxable equivalent yield, to 4.97% in 2002, which was partially offset by an $18.7 million, or 22.9%, increase in the average portfolio balance, to a total of $100.3 million in 2002.

      Total interest expense amounted to $24.7 million for the year ended December 31, 2002, a decrease of $6.1 million, or 19.7%, from the $30.8 million recorded in 2001. Interest expense on deposits decreased by $6.1 million, or 23.6%, to a total of $19.7 million in 2002. The decrease resulted primarily from a 151 basis point decrease in the average cost of deposits, to 3.32% in 2002, which was partially offset by a $60.6 million, or 11.4%, increase in the average portfolio balance, to a total of $592.9 million in 2002. Interest expense on borrowings increased by $9,000, or 0.2%, during 2002. This increase was due to a $14.7 million, or 16.8%, increase in average borrowings outstanding, which was partially offset by an 83 basis point decrease in the average cost of borrowings, to 4.98% in 2002. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2002 and 2001.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.6 million, or 12.3%, for the year ended December 31, 2002, as compared to 2001. The interest rate spread increased by 19 basis points to 3.75% in 2002, compared to 3.56% in 2001. The fully-taxable equivalent net interest margin increased by 1 basis point from, 4.17% in 2001 to 4.18% in 2002.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $2.8 million provision for losses on loans for the year ended December 31, 2002, an increase of $166,000, or 6.4%, compared to 2001. The provision for losses on loans in 2002 was predicated upon the $56.7 million of growth in the gross loan portfolio and an increase of $2.1 million in nonperforming loans from $5.2 million in 2001 to $7.3 million at December 31, 2002.

      Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2002, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $8.1 million for the year ended December 31, 2002, an increase of $922,000, or 12.8%, over the 2001 amount. This increase resulted primarily from a $973,000, or 70.3%, increase in gain on sale of loans, a $169,000, or 6.3%, increase in service fees, charges, and other operating income, and a $254,000, or 11.5%, increase in insurance commissions, which were partially offset by a $778,000 decrease in the gain on sale of branches.

General, Administrative and Other Expense. General, administrative and other expense totaled $22.7 million for the year ended December 31, 2002, an increase of $2.0 million, or 9.6%, over the 2001 total. The increase resulted primarily from a $1.4 million, or 11.7%, increase in employee compensation and benefits, a $140,000, or 2.4%, increase in other operating expenses, an increase of $344,000, or 16.5%, in occupancy and equipment and a $108,000, or 41.7%, increase in merger-related expenses.

      The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from an increase in costs associated with an EDP upgrade and related training expenditures totaling $246,000, which was partially offset by a $143,000 decrease in professional fees unrelated to merger transactions. The remaining increase of $37,000, or 26.4%, was due to pro-rata increases in other operating expenses

                                                        Oak Hill Financial, Inc.
                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $130,000, or 28.3%, increase in rent expense, a $220,000 increase in maintenance contracts associated with the previously mentioned EDP upgrade, and a $20,000, or 13.8%, increase in maintenance and repairs to buildings and equipment, which were partially offset by a $26,000, or 3.2%, decrease in depreciation expense year-to-year. The increase in merger-related expenses was due to $367,000 incurred in connection with the previously mentioned Oak Hill-Towne merger in 2002, compared to $259,000 incurred in connection with the MPA merger in 2001.

Federal Income Taxes. The provision for federal income taxes amounted to $4.9 million for the year ended December 31, 2002, an increase of $718,000, or 17.4%, over the $4.1 million recorded in 2001. The increase resulted primarily from a $2.3 million, or 18.2%, increase in earnings before taxes. The effective tax rates were 31.9% and 32.2% for the years ended December 31, 2002 and 2001, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND
2000

General. Net earnings for the year ended December 31, 2001 totaled $8.7 million, a $2.4 million, or 37.6%, increase over 2000 net earnings. The increase in earnings resulted primarily from a $3.9 million increase in net interest income and a $2.8 million increase in other income, which were partially offset by a $328,000 increase in the provision for losses on loans, a $2.9 million increase in general, administrative and other expense, and a $959,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2001, amounted to $59.7 million, an increase of $5.1 million, or 9.4%, over the $54.6 million recorded for 2000. Interest income on loans totaled $55.0 million, an increase of $4.7 million, or 9.2%, over the 2000 period. This increase resulted primarily from a $66.4 million, or 11.9%, increase in the weighted-average ("average") portfolio balance, to a total of $623.5 million in 2001, which was partially offset by a 20 basis point decrease in the average fully-taxable equivalent yield, to 8.85% in 2001 from 9.05% in 2000. Interest income on investment securities and other interest-earning assets increased by $471,000, or 11.2%. The increase resulted primarily from an $18.1 million, or 28.6%, increase in the average portfolio balance, to a total of $81.6 million in 2001, which was partially offset by a 65 basis point decrease in the average fully-taxable equivalent yield, to 6.12% in 2001.

      Total interest expense amounted to $30.8 million for the year ended December 31, 2001, an increase of $1.3 million, or 4.3%, over the $29.5 million recorded in 2000. Interest expense on deposits increased by $957,000, or 3.9%, to a total of $25.7 million in 2001. The increase resulted primarily from a $59.1 million, or 12.5%, increase in the average portfolio balance, to a total of $532.2 million in 2001, which was partially offset by a 40 basis point decrease in the average cost of deposits, to 4.83% in 2001. Interest expense on borrowings increased by $315,000, or 6.6%, during 2001. This increase was due to a $15.1 million, or 21.0%, increase in average borrowings outstanding, which was partially offset by a 78 basis point decrease in the average cost of borrowings, to 5.81% in 2001. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy during 2001.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.9 million, or 15.4%, for the year ended December 31, 2001, as compared to 2000. The interest rate spread increased by 16 basis points to 3.56% in 2001, compared to 3.40% in 2000. The fully-taxable equivalent net interest margin increased by 11 basis points from, 4.06% in 2000 to 4.17% in 2001.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $2.6 million provision for losses on loans for the year ended December 31, 2001, an increase of $328,000, or 14.5%, compared to 2000. The provision for losses on loans in 2001 was predicated upon the $47.0 million of growth in the loan portfolio and the increase in nonperforming loans year-to-year.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Other Income. Other income totaled $7.2 million for the year ended December 31, 2001, an increase of $2.8 million, or 62.2%, over the 2000 amount. This increase resulted primarily from a $1.2 million increase in gain on sale of loans, a $178,000, or 7.1%, increase in service fees, charges, and other operating income, and a $113,000, or 5.4%, increase in insurance commissions. Additionally the Company realized a gain on sales of securities during 2001 totaling $43,000, compared to a loss recorded in 2000 of $319,000. Also during 2001, Towne recorded a gain on the sale of a branch totaling $900,000.

General, Administrative and Other Expense. General, administrative and other expense totaled $20.7 million for the year ended December 31, 2001, an increase of $2.9 million, or 16.6%, over the 2000 total. The increase resulted primarily from a $1.7 million, or 16.8%, increase in employee compensation and benefits, a $720,000, or 14.2%, increase in other operating expenses, an increase of $108,000, or 5.5%, in occupancy and equipment and $259,000 incurred in connection with the previously mentioned MPA merger.

      The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from an increase in professional fees totaling $192,000 and an increase in costs associated with ATM transaction charges and data processing totaling $94,000. Charitable contributions expense increased in 2001 due primarily to a $216,000 provision recorded in connection with the Company's resolution to establish a charitable foundation for support of activities in the communities served by the Company and its subsidiaries. Future contributions to the charitable fund may be made at the discretion of the Board of Directors of the Company and its subsidiaries. The remaining increase of $218,000, or 4.3%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $129,000, or 43.6%, increase in rent expense, which was partially offset by a $30,000, or 3.5%, decrease in depreciation expense year-to-year.

Federal Income Taxes. The provision for federal income taxes amounted to $4.1 million for the year ended December 31, 2001, an increase of $959,000, or 30.2%, over the $3.2 million recorded in 2000. The increase resulted primarily from a $3.3 million, or 35.2%, increase in earnings before taxes. The effective tax rates were 32.2% and 33.4% for the years ended December 31, 2001 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

      At December 31, 2002, the Company had $253.9 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed with Oak Hill at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed with the Oak Hill at market rates of interest without a material adverse effect on the results of operations.

      In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $115.3 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2002, the Company had $86.1 million of outstanding FHLB advances.

      At December 31, 2002, loan commitments, or loans committed but not closed, totaled $25.1 million. Additionally, the Company had unused lines of credit and letters of credit totaling $90.8 million and $563,000, respectively. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

                                                        Oak Hill Financial, Inc.
                                               Consolidated Financial Statements

TABLE OF CONTENTS

Financial Condition .....................................................     16

Earnings ................................................................     17

Stockholders' Equity ....................................................     18

Comprehensive Income ....................................................     19

Cash Flows ..............................................................     20

Notes ...................................................................     22

Oak Hill Financial, Inc.
Consolidated Statements of Financial Condition

                                                                                       December 31,
                                                                               ------------------------
(In thousands, except share data)                                                 2002           2001
-------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                        $  19,118      $  18,915
Federal funds sold                                                                 5,540         11,651
Investment securities designated as available for sale--at market                 81,214         75,574
Investment securities held to maturity--at cost (approximate market value
  of $2,522 and $3,386 at December 31, 2002 and 2001, respectively)                2,575          3,407
Loans receivable--net                                                            700,699        644,444
Loans held for sale--at lower of cost or market                                    1,245          1,637
Office premises and equipment--net                                                10,266          9,502
Federal Home Loan Bank stock--at cost                                              5,764          5,356
Real estate acquired through foreclosure                                              --          1,587
Accrued interest receivable on loans                                               3,026          3,164
Accrued interest receivable on investment securities                                 600            657
Goodwill--net                                                                        413            216
Prepaid expenses and other assets                                                  2,249          1,257
Prepaid federal income taxes                                                         381             --
Deferred federal income taxes                                                        539            965
-------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                           $ 833,629      $ 778,332
=======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Demand                                                                       $  61,847      $  60,840
  Savings and time deposits                                                      601,966        551,364
-------------------------------------------------------------------------------------------------------
        Total deposits                                                           663,813        612,204
Securities sold under agreement to repurchase                                      5,553          3,218
Advances from the Federal Home Loan Bank                                          86,055         93,942
Notes payable                                                                      2,750          2,700
Guaranteed preferred beneficial interests in the Corporation's
  junior subordinated debentures                                                   5,000          5,000
Accrued interest payable and other liabilities                                     3,577          3,858
Accrued federal income taxes                                                          --          1,061
-------------------------------------------------------------------------------------------------------
        Total liabilities                                                        766,748        721,983
Stockholders' equity
  Common stock--$.50 stated value; authorized 15,000,000 shares,
    5,594,228 shares issued                                                        2,797          2,797
  Additional paid-in capital                                                       5,113          5,114
  Retained earnings                                                               61,236         53,506
  Treasury stock (225,020 and 326,933 shares at December 31, 2002
    and 2001, respectively--at cost)                                              (3,471)        (5,007)
  Accumulated comprehensive income (loss):
    Unrealized gain (loss) on securities designated as available for sale,
      net of related tax effects                                                   1,206            (61)
-------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                66,881         56,349
-------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 833,629      $ 778,332
=======================================================================================================

The accompanying notes are an integral part of these statements.

                                                        Oak Hill Financial, Inc.
                                             Consolidated Statements of Earnings

                                                                       Year Ended December 31,
                                                                ------------------------------------
(In thousands, except share data)                                   2002          2001          2000
----------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                                           $ 52,660      $ 55,015      $ 50,361
Investments
  U.S. Government and agency securities                            3,095         3,026         3,316
  Obligations of state and political subdivisions                    815           590           162
  Other securities                                                   523           763           644
  Federal funds sold                                                 119           277            62
  Interest-bearing deposits                                           10            33            34
----------------------------------------------------------------------------------------------------
    Total interest income                                         57,222        59,704        54,579
INTEREST EXPENSE
Deposits                                                          19,654        25,716        24,759
Borrowings                                                         5,070         5,061         4,746
----------------------------------------------------------------------------------------------------
    Total interest expense                                        24,724        30,777        29,505
----------------------------------------------------------------------------------------------------
    Net interest income                                           32,498        28,927        25,074
Less provision for losses on loans                                 2,757         2,591         2,263
----------------------------------------------------------------------------------------------------
    Net interest income after provision for losses on loans       29,741        26,336        22,811
OTHER INCOME
Service fees, charges and other operating                          2,845         2,676         2,498
Insurance commissions                                              2,457         2,203         2,090
Gain on sale of loans                                              2,358         1,385           174
Gain (loss) on sale of securities                                    315            43          (319)
Gain on sale of branch                                               122           900            --
Gain (loss) on sale of real estate                                    16           (16)           (9)
----------------------------------------------------------------------------------------------------
    Total other income                                             8,113         7,191         4,434
----------------------------------------------------------------------------------------------------
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE
Employee compensation and benefits                                13,123        11,744        10,058
Occupancy and equipment                                            2,433         2,089         1,981
Federal deposit insurance premiums                                   109           131           100
Franchise taxes                                                      709           667           533
Other operating                                                    5,922         5,782         5,062
Merger-related expenses                                              367           259            --
----------------------------------------------------------------------------------------------------
    Total general, administrative and other expense               22,663        20,672        17,734
----------------------------------------------------------------------------------------------------
    Earnings before federal income taxes                          15,191        12,855         9,511
FEDERAL INCOME TAXES
Current                                                            5,078         4,224         3,303
Deferred                                                            (227)          (91)         (129)
----------------------------------------------------------------------------------------------------
    Total federal income taxes                                     4,851         4,133         3,174
----------------------------------------------------------------------------------------------------
    NET EARNINGS                                                $ 10,340      $  8,722      $  6,337
====================================================================================================
    EARNINGS PER SHARE
      Basic                                                     $   1.94      $   1.66      $   1.17
====================================================================================================
      Diluted                                                   $   1.90      $   1.65      $   1.16
====================================================================================================

The accompanying notes are an integral part of these statements

Oak Hill Financial, Inc.
Consolidated Statements of Stockholders' Equity

                                                       For the Years Ended December 31, 2002, 2001 and 2000
                                           ------------------------------------------------------------------------
                                                                                            Unrealized
                                                                                          gains (losses)
                                                                                          on securities
                                                     Additional                             designated
                                           Common     paid-in      Retained     Treasury   as available
(In thousands, except share data)           stock     capital      earnings       stock      for sale        Total
-------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000                 $2,769     $ 4,650      $ 42,897      $  (755)     $(1,536)     $ 48,025
Issuance of 45,000 shares under
  stock option plan                            24         390            --           --           --           414
Dividends declared of $.394 per share          --          --        (2,129)          --           --        (2,129)
Repurchase of 257,470 shares                   --          --            --       (3,925)          --        (3,925)
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects                   --          --            --           --        1,502         1,502
Net earnings for the year                      --          --         6,337           --           --         6,337
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                2,793       5,040        47,105       (4,680)         (34)       50,224
Sale of treasury stock                         --          --            --          480           --           480
Issuance of 27,825 shares under
  stock option plan                             4          74            --          223           --           301
Dividends declared of $.443 per share          --          --        (2,321)          --           --        (2,321)
Repurchase of 73,050 shares                    --          --            --       (1,030)          --        (1,030)
Unrealized losses on securities
  designated as available for sale,
  net of related tax effects                   --          --            --           --          (27)          (27)
Net earnings for the year                      --          --         8,722           --           --         8,722
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                2,797       5,114        53,506       (5,007)         (61)       56,349
Issuance of 98,313 shares under
  stock option plan                            --          (1)           --        1,536           --         1,535
Dividends declared of $.491 per share          --          --        (2,610)          --           --        (2,610)
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects                   --          --            --           --        1,267         1,267
Net earnings for the year                      --          --        10,340           --           --        10,340
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002               $2,797     $ 5,113      $ 61,236      $(3,471)     $ 1,206      $ 66,881
===================================================================================================================

The accompanying notes are an integral part of these statements

                                                        Oak Hill Financial, Inc.
                                 Consolidated Statements of Comprehensive Income

                                                                           For the Years Ended December 31,
                                                                          ----------------------------------
(In thousands)                                                              2002         2001         2000
------------------------------------------------------------------------------------------------------------
Net earnings                                                              $ 10,340      $ 8,722      $ 6,337
Other comprehensive income, net of tax:
  Unrealized gains on securities designated as available for sale, net of taxes of $760, $1 and $666 in 2002, 2001 and
    2000, respectively                                                       1,475            1        1,291
  Reclassification adjustment for realized (gains) losses included in net earnings, net of taxes (benefits) of $107, $15 and $(108) in
    2002, 2001 and 2000, respectively                                         (208)         (28)         211
------------------------------------------------------------------------------------------------------------
Comprehensive income                                                      $ 11,607      $ 8,695      $ 7,839
============================================================================================================
Accumulated comprehensive income (loss)                                   $  1,206      $   (61)     $   (34)
============================================================================================================

The accompanying notes are an integral part of these statements

Oak Hill Financial, Inc.
Consolidated Statements of Cash Flows

                                                                            Year Ended December 31,
                                                                       -----------------------------------
(In thousands)                                                              2002         2001         2000
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings for the year                                            $  10,340    $   8,722    $   6,337
  Adjustments to reconcile net earnings to net cash provided by
    (used in) operating activities:
      Depreciation and amortization                                          651          823          853
      (Gain) loss on sale of securities                                     (315)         (43)         319
      Amortization of premiums and discounts on investment
        securities--net                                                      949          464           35
      Proceeds from sale of loans in secondary market                    110,247       75,769       10,658
      Loans disbursed for sale in secondary market                      (108,764)     (76,541)     (10,509)
      Gain on sale of loans                                               (1,091)        (682)         (89)
      (Gain) loss on disposition of assets                                  (138)        (884)           9
      Loss on impairment of office premises                                   --           --          185
      Amortization of deferred loan origination costs                        195          342          174
      Federal Home Loan Bank stock dividends                                (270)        (375)        (335)
      Provision for losses on loans                                        2,757        2,591        2,263
      Amortization of goodwill                                                --           33           34
      Increase (decrease) in cash due to changes in:
        Prepaid expenses and other assets                                   (874)        (630)        (394)
        Accrued interest receivable                                          195          392         (620)
        Accrued interest payable and other liabilities                      (457)        (814)       1,990
        Federal income taxes
          Current                                                         (1,442)       1,651          567
          Deferred                                                          (227)         (91)        (129)
----------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                     11,756       10,727       11,348
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Loan disbursements                                                    (389,543)    (301,241)    (293,153)
  Principal repayments on loans                                          332,096      251,113      198,783
  Principal repayments on mortgage-backed securities designated
    as available for sale                                                 16,708       12,839        1,896
  Proceeds from sale of investment securities designated
    as available for sale                                                 31,711       32,533       21,769
  Proceeds from sale of investment securities designated
    as held to maturity                                                    2,011        1,493           --
  Proceeds from maturity of investment securities                          5,170        7,317          755
  Proceeds from disposition of assets                                        371        1,504          720
  Purchase of investment securities designated as available for sale     (58,079)     (72,203)     (25,493)
  Purchase of investment securities designated as held-to-maturity        (1,050)          --       (4,947)
  (Increase) decrease in federal funds sold--net                           6,111      (11,574)       3,777
  Purchase of McNelly Insurance Agency                                       (97)          --           --
  Purchase of Federal Home Loan Bank stock                                  (138)          --         (567)
  Purchase of office premises and equipment                               (1,756)      (1,305)      (1,112)
----------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                        (56,485)     (79,524)     (97,572)
----------------------------------------------------------------------------------------------------------
            Net cash used in operating and investing activities
              (balance carried forward)                                  (44,729)     (68,797)     (86,224)
----------------------------------------------------------------------------------------------------------

                                                        Oak Hill Financial, Inc.
                                           Consolidated Statements of Cash Flows
                                                                     (continued)

                                                                                    Year Ended December 31,
                                                                         -------------------------------------------
(In thousands)                                                             2002             2001             2000
---------------------------------------------------------------------------------------------------------------------
            Net cash used in operating and investing activities
              (balance brought forward)                                  $ (44,729)     $   (68,797)     $   (86,224)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Proceeds (repayments) from securities sold under
    agreement to repurchase                                                  2,335            3,075           (1,029)
  Net increase in deposit accounts                                          51,609           49,790           73,671
  Proceeds from Federal Home Loan Bank advances                            164,961          609,645        3,251,616
  Repayment of Federal Home Loan Bank advances                            (172,848)        (585,855)      (3,241,144)
  Proceeds from notes payable                                                   --              400            2,800
  Repayment of notes payable                                                   (50)              --             (500)
  Proceeds from issuance of debt securities                                     --               --            5,000
  Dividends on common shares                                                (2,610)          (2,321)          (2,129)
  Purchase of treasury stock                                                    --           (1,030)          (3,925)
  Proceeds from sale of treasury stock                                          --              480               --
  Proceeds from issuance of shares under stock option plan                   1,535              301              414
---------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                       44,932           74,485           84,774
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           203            5,688           (1,450)
Cash and cash equivalents at beginning of year                              18,915           13,227           14,677
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  19,118      $    18,915      $    13,227
=====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Federal income taxes                                                 $   4,874      $     2,634      $     3,363
=====================================================================================================================
    Interest on deposits and borrowings                                  $  24,974      $    31,551      $    28,366
=====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                       $   1,267      $       (27)     $     1,502
=====================================================================================================================
  Recognition of mortgage servicing rights in
    accordance with SFAS No. 140                                         $   1,267      $       703      $        85
=====================================================================================================================
  Transfers from loans to real estate acquired through foreclosure       $      --      $     1,654      $       779
=====================================================================================================================
  Issuance of loans upon sale of real estate acquired
    through foreclosure                                                  $   1,760      $        --      $        --
=====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
  Issuance of note payable in connection with the purchase of
    McNelly insurance Agency                                             $     100      $        --      $        --
=====================================================================================================================
  Acquisition of treasury stock in exchange for stock options            $      23      $        --      $        --
=====================================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000

NOTE A--SUMMARY OF ACCOUNTING POLICIES

Oak Hill Financial, Inc. (the "Company") is a financial holding company the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), (collectively "Banks"), Action Finance Company ("Action") and McNelly, Patrick and Associates ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon the results of operations of its subsidiaries. During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a business plan whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

      Oak Hill conducts a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Action is a consumer finance company that originates installment and home equity loans. Oak Hill's and Action's profitability are significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Oak Hill and Action can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

      On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have previously been restated to reflect the effects of the business combination as of January 1, 2000. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

      On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title") in conjunction with a law firm to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

      The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

      The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill, Action, Oak Hill Capital Trust I, MPA and Oak Hill Title. All intercompany balances and transactions have been eliminated.

2. Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

      Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

accreted to operations using the interest method over the average life of the underlying loans.

      Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to Oak Hill. At December 31, 2002 and 2001, loans held for sale were carried at cost.

      Oak Hill generally retains servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Oak Hill recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

      SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by Oak Hill, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      Oak Hill recorded amortization related to mortgage servicing rights totaling approximately $602,000, $467,000 and $60,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the carrying value of Oak Hill's mortgage servicing rights, which approximated their fair value, totaled $1.8 million and $1.1 million, respectively.

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

      Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in Oak Hill's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

      The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      At December 31, 2002 and 2001, the Company had no impaired loans as defined under SFAS No. 114.

6. Office Premises and Equipment

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

      The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Goodwill

For years prior to 2002, goodwill arising from an acquisition was amortized to operations through 2001 using the straight-line method over a fifteen-year period. It was management's policy to periodically evaluate the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

      In January 2002, MPA purchased McNelly Insurance Agency, a local property and casualty insurance agency, for consideration of $100,000 in cash and a $100,000 note payable. This purchase resulted in an increase in goodwill of $197,000.

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Oak Hill and MPA as the reporting units that are expected to benefit from the goodwill.

      The Company evaluated the unamortized goodwill balance of $413,000 during 2002 in accordance with the provisions of SFAS No. 142 via independent third-party appraisal. The evaluation showed no indication of impairment. The adoption of SFAS No. 142 has resulted in the elimination of annual goodwill amortization of approximately $33,000.

10. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

      The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2002 and 2001.

      Cash and due from banks. The carrying amounts presented in the consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

      Federal funds sold. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value.

      Investment securities. For investment securities, fair value is deemed to equal the quoted market price.

      Loans receivable. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

      Federal Home Loan Bank stock. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

      Deposits. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2002 and 2001. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

      Advances from the Federal Home Loan Bank. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

      Securities sold under agreement to repurchase. The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

      Notes payable. The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

      Subordinated debentures. The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

      Commitments to extend credit. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2002 and 2001 was not material.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

                                                                     December 31,
                                                        -----------------------------------------
                                                                2002                  2001
                                                        -------------------   -------------------
                                                        Carrying    Fair      Carrying    Fair
(In thousands)                                           value      value      value      value
-------------------------------------------------------------------------------------------------
Financial assets
  Cash and due from banks                               $ 19,118   $ 19,118   $ 18,915   $ 18,915
  Federal funds sold                                       5,540      5,540     11,651     11,651
  Investment securities                                   83,789     83,736     78,981     78,960
  Loans receivable                                       701,944    706,445    646,081    660,459
  Federal Home Loan Bank stock                             5,764      5,764      5,356      5,356
-------------------------------------------------------------------------------------------------
                                                        $816,155   $820,603   $760,984   $775,341
=================================================================================================
Financial liabilities
  Deposits                                              $663,813   $664,294   $612,204   $613,287
  Advances from the Federal Home Loan Bank                86,055     86,280     93,942     93,369
  Securities sold under agreement to repurchase            5,553      5,553      3,218      3,218
  Notes payable                                            2,750      2,750      2,700      2,700
  Subordinated debentures                                  5,000      5,192      5,000      5,473
-------------------------------------------------------------------------------------------------
                                                        $763,171   $764,069   $717,064   $718,047
=================================================================================================

11. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

                                                          2002        2001        2000
----------------------------------------------------------------------------------------
Weighted-average common shares outstanding (basic)     5,317,313   5,243,952   5,399,303
Dilutive effect of assumed exercise of stock options     121,285      42,002      48,031
----------------------------------------------------------------------------------------
Weighted-average common shares outstanding (diluted)   5,438,598   5,285,954   5,447,334
========================================================================================

      Options to purchase 1,000, 420,875 and 504,375 shares of common stock with a respective weighted-average exercise price of $21.85, $17.11 and $17.12 were outstanding at December 31, 2002, 2001 and 2000, respectively, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

12. Stock Option Plan

The Company has a stock option plan that provides for grants of options of up to 1,200,000 authorized, but unissued shares of its common stock. The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

      The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  2002         2001         2000
--------------------------------------------------------------------------------
Net earnings (In thousands)
  As reported                                  $10,340      $ 8,722      $ 6,337
================================================================================
  Pro forma                                    $10,212      $ 8,409      $ 6,044
================================================================================
Basic earnings per share
  As reported                                  $  1.94      $  1.66      $  1.17
================================================================================
  Pro forma                                    $  1.92      $  1.60      $  1.12
================================================================================
Diluted earnings per share
  As reported                                  $  1.90      $  1.65      $  1.16
================================================================================
  Pro forma                                    $  1.88      $  1.59      $  1.11
================================================================================

      The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.3%, 2.8% and 2.5% for 2002, 2001 and 2000, respectively; expected volatility of 30.0% for 2002 and 10.0% for 2001 and 2000; risk-free interest rates of 4.00%, 4.50% and 6.00% for 2002, 2001 and 2000, respectively and expected lives of 10 years.

      A summary of the status of the Company's Stock Option Plan as of December 31, 2002, 2001 and 2000 and changes during the periods ended on those dates is presented below:

                                                  2002                        2001                        2000
                                       -----------------------       ----------------------       ----------------------
                                                      Weighted-                   Weighted-                    Weighted-
                                                       average                     average                      average
                                                      exercise                     exercise                     exercise
                                        Shares          price        Shares          price         Shares         price
------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        825,526       $  14.96       713,301       $  14.75       625,301       $  14.23
Granted                                   1,000          21.85       157,550          15.05       137,000          14.75
Exercised                              (101,284)         12.73       (27,825)          8.67       (45,000)          7.42
Forfeited                                (2,400)         14.96       (17,500)         16.98        (4,000)         16.84
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              722,842       $  15.28       825,526       $  14.96       713,301       $  14.75
========================================================================================================================
Options exercisable at year-end         644,967                      657,144                      644,801
========================================================================================================================
Weighted-average fair value of
  options granted during the year                     $   7.25                     $   2.34                     $   3.24
========================================================================================================================

      The following information applies to options outstanding at December 31, 2002:

Range of                                                                  Number
exercise prices                                                      outstanding
--------------------------------------------------------------------------------
$ 2.79-$ 4.19                                                              7,102
$ 4.20-$ 6.30                                                                 --
$ 6.31-$ 9.47                                                             46,650
$ 9.48-$14.22                                                             23,500
$14.23-$21.35                                                            644,590
$21.36-$21.85                                                              1,000
--------------------------------------------------------------------------------
Total                                                                    722,842
================================================================================
Weighted-average exercise price                                          $ 15.28
================================================================================
Weighted-average remaining contractual life                            7.2 years
================================================================================

13. Capitalization

The Company's authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2002 and 2001.

14. Advertising

Advertising costs are expensed when incurred. The Company's advertising expense totaled $423,000, $393,000, and $372,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

15. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

17. Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity should recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flow to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, as required, without material effect on the Company's financial condition or results of operations.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

      The Company adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Company's financial condition or results of operations.

      In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

      SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

      SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

      The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted. The Company adopted SFAS No. 147 effective October 1, 2002, as required, without material effect on the Company's financial condition or results of operations.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Company's financial position or results of operations.

NOTE B--INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

                                                                             2002
                                                         ----------------------------------------------
                                                                       Gross       Gross      Estimated
                                                         Amortized  unrealized   unrealized     fair
(In thousands)                                             cost        gains       losses       value
-------------------------------------------------------------------------------------------------------
Held to maturity:
  Trust preferred securities due after ten years         $ 2,575      $    --      $    53      $ 2,522
=======================================================================================================
Available for sale:
  U.S. Government and agency obligations                 $63,534      $ 1,266      $     2      $64,798
  Obligations of state and political subdivisions         15,729          604           76       16,257
  Other securities                                           123           36           --          159
-------------------------------------------------------------------------------------------------------
    Total securities available for sale                  $79,386      $ 1,906      $    78      $81,214
=======================================================================================================

                                                                             2001
                                                         ----------------------------------------------
                                                                       Gross       Gross      Estimated
                                                         Amortized  unrealized   unrealized     fair
(In thousands)                                             cost        gains       losses       value
-------------------------------------------------------------------------------------------------------
Held to maturity:
  Trust preferred securities due after ten years         $ 3,407      $    --      $    21      $ 3,386
=======================================================================================================
Available for sale:
  U.S. Government and agency obligations                 $57,289      $   440      $   318      $57,411
  Obligations of state and political subdivisions         18,248          122          367       18,003
  Other securities                                           130           43           13          160
-------------------------------------------------------------------------------------------------------
    Total securities available for sale                  $75,667      $   605      $   698      $75,574
=======================================================================================================

      The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31, are shown below.

                                                                 2002                       2001
                                                         --------------------      --------------------
                                                                     Estimated                 Estimated
                                                        Amortized      fair       Amortized      fair
(In thousands)                                            cost         value        cost         value
-------------------------------------------------------------------------------------------------------
Due in three years or less                               $ 7,783      $ 8,036      $ 1,349      $ 1,389
Due after three years through five years                     417          417           --           --
Due after five years through ten years                    14,069       14,440       14,276       14,378
Due after ten years                                       57,117       58,321       60,042       59,807
-------------------------------------------------------------------------------------------------------
                                                         $79,386      $81,214      $75,667      $75,574
=======================================================================================================

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2002, totaled $31.7 million, resulting in gross realized gains of $268,000 and gross realized losses of $82,000 on such sales.

      Proceeds from the sale of investment securities designated as held-to-maturity during the year ended December 31, 2002, totaled $2.0 million, resulting in a gross realized gain of $129,000 on such sale. The sale followed a significant deterioration of the issuer's creditworthiness such that the securities were deemed by management and a nationally recognized rating organization as less than investment grade.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2001, totaled $32.5 million, resulting in gross realized gains of $148,000 and gross realized losses of $84,000 on such sales.

      Proceeds from the sale of an investment security designated as held-to-maturity during the year ended December 31, 2001, totaled $1.5 million, resulting in a gross realized loss of $21,000 on such sale. This isolated sale followed a significant deterioration of the issuer's creditworthiness such that the security was deemed by management and a nationally recognized rating organization as less than investment grade.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2000, totaled $21.8 million, resulting in gross realized gains of $64,000 and gross realized losses of $383,000 on such sales.

      At December 31, 2002 and 2001, investment securities with an aggregate book value of $64.0 million and $57.2 million, respectively, were pledged as collateral for public deposits.

      The Company enters into purchases of mortgage-backed securities under agreements to resell substantially identical securities on behalf of some of its deposit customers. Securities purchased under agreements to resell totaled $5.6 million and $3.2 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the agreements were scheduled to mature within 90 days and no material amount of agreements to resell securities was outstanding with any individual dealer. Securities purchased under agreement to resell averaged approximately $4.2 million during 2002 and the maximum amount outstanding at any month-end during 2002 was $5.6 million.

NOTE C--LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

(In thousands)                                           2002               2001
--------------------------------------------------------------------------------
Real estate mortgage
  (primarily residential)                            $245,794           $373,323
Installment, net of unearned
  interest of $1.6 million
  and $1.9 million at
  December 31, 2002 and
  2001, respectively                                   72,012             62,829
Commercial and other                                  391,586            216,611
Credit card                                             1,694              1,663
--------------------------------------------------------------------------------
    Gross loans                                       711,086            654,426
Less:
  Allowance for loan losses                             9,142              8,345
--------------------------------------------------------------------------------
    Loans receivable--net                            $701,944           $646,081
================================================================================

      The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $317.8 million, or 45%, of the gross loan portfolio at December 31, 2002, and approximately $436.2 million, or 67%, of the gross loan portfolio at December 31, 2001. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $391.6 million, or 55%, of the gross loan portfolio at December 31, 2002, and approximately $216.6 million, or 33%, of the gross loan portfolio at December 31, 2001. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

      As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $187.0 million, $143.4 million and $115.7 million at December 31, 2002, 2001 and 2000, respectively.

      The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)                             2002            2001            2000
--------------------------------------------------------------------------------
Balance at beginning
  of period                             $ 8,345         $ 7,197         $ 6,132
Provision charged to
  operations                              2,757           2,591           2,263
Charge-offs                              (2,563)         (1,826)         (1,413)
Recoveries                                  603             383             215
--------------------------------------------------------------------------------
Balance at end of period                $ 9,142         $ 8,345         $ 7,197
================================================================================

      At December 31, 2002, 2001 and 2000, the Company had nonaccrual and nonperforming loans totaling approximately $7.3 million, $5.2 million and $2.9 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $357,000, $416,000 and $262,000 for the years ended December 31, 2002, 2001 and
2000, respectively.

NOTE D--OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

(In thousands)                                          2002               2001
--------------------------------------------------------------------------------
Land and buildings                                  $ 11,302           $ 10,650
Furniture and equipment                                5,935              5,363
Leasehold improvements                                   773                584
--------------------------------------------------------------------------------
                                                      18,010             16,597
  Less accumulated depreciation
    and amortization                                  (7,744)            (7,095)
--------------------------------------------------------------------------------
                                                    $ 10,266           $  9,502
================================================================================

NOTE E--DEPOSITS

Deposit balances at December 31 are summarized as follows:

                                                 2002                2001
                                          ---------------     ----------------
(Dollars in thousands)                     Amount    Rate      Amount     Rate
--------------------------------------------------------------------------------
Deposit type and interest rate range
Demand deposit accounts                   $ 61,847     --     $ 60,840      --
Savings accounts                            44,353   0.88%      39,324    2.05%
NOW accounts                                59,359   1.66%      44,711    1.13%
Money market deposit accounts                7,558   1.00%       9,176    2.01%
Premium investment accounts                 40,604   1.26%      60,652    1.89%
Select investment accounts                  27,896   1.39%      13,008    2.38%
--------------------------------------------------------------------------------
Total transaction accounts                 241,617             227,711
Certificates of deposit
  1.00-2.99%                                95,377              16,758
  3.00-4.99%                               296,053             236,106
  5.00-6.99%                                30,641             130,574
  7.00-8.00%                                   125               1,055
--------------------------------------------------------------------------------
Total certificates of deposit              422,196   3.59%     384,493    4.76%
--------------------------------------------------------------------------------
Total deposits                            $663,813   2.64%    $612,204    3.47%
================================================================================

      The Company had deposit accounts with balances in excess of $100,000 totaling $227.3 million and $203.6 million at December 31, 2002 and 2001, respectively.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

      Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)                                  2002          2001          2000
--------------------------------------------------------------------------------
NOW accounts                                 $ 1,204       $   566       $   628
Savings accounts                                 485           774         1,200
Money market deposit accounts                    108           212           345
Premium investment accounts                      790         2,182         2,015
Select investment accounts                       459           488           683
Certificates of deposit                       16,608        21,494        19,888
--------------------------------------------------------------------------------
                                             $19,654       $25,716       $24,759
================================================================================

      The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

(In thousands)                                           2002               2001
--------------------------------------------------------------------------------
Less than one year                                   $253,872           $280,759
One year through
  three years                                         128,986             92,155
More than three years                                  39,338             11,579
--------------------------------------------------------------------------------
                                                     $422,196           $384,493
================================================================================

NOTE F--ADVANCES FROM
THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2002 and 2001 by pledges of certain residential mortgage loans totaling $116.2 million and $140.1 million, respectively, and Oak Hill's investment in Federal Home Loan Bank stock, are summarized as follows:

                                      Maturing               December 31,
                                    in year ended     --------------------------
Interest rate                        December 31,            2002        2001
--------------------------------------------------------------------------------
                                                       (Dollars in thousands)
1.90% to 6.50%                          2002          $    --           $18,770
1.46% to 6.50%                          2003           12,166             8,000
2.39% to 8.30%                          2004            4,766             1,485
3.23% to 8.10%                          2005            6,422             4,006
3.77% to 6.50%                          2006            4,598             4,482
4.14% to 7.30%                          2007            5,501             4,000
4.29% to 5.30%                          2009              994               300
5.15% to 8.02%                          2010            6,463             6,708
3.94% to 6.95%                          2011           41,148            41,806
    7.62%                               2015              850               850
    6.70%                               2017              864               898
    5.15%                               2018            2,283             2,637
--------------------------------------------------------------------------------
                                                      $86,055           $93,942
================================================================================
Weighted-average
  interest rate                                          4.83%             4.84%
================================================================================

NOTE G--OTHER BORROWINGS

At December 31, 2002 and 2001, Action had a note payable to another financial institution totaling $2.7 million. The note matures in 2003, bears interest at a rate of 3.75% and 4.50% at December 31, 2002 and 2001, respectively, and is collateralized by a pledge of a portion of the Company's shares of Oak Hill.

      Additionally, MPA has a note payable created in connection with the purchase of a local insurance agency during 2002. The note has a balance of $50,000 bearing interest at 6.0% at December 31, 2002 and is scheduled to mature in January 2004.

NOTE H--GUARANTEED PREFERRED
BENEFICIAL INTERESTS IN THE CORPORATION'S
JUNIOR SUBORDINATED DEBENTURES

In March 2000, a Delaware trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings. The net proceeds received by the Company from the sale of the debt securities were used for general corporate purposes, including repurchasing the Company's common stock and providing general working capital.

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

NOTE I--FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

(In thousands)                                            2002       2001       2000
------------------------------------------------------------------------------------
Federal income taxes computed at the statutory rate    $ 5,217    $ 4,399    $ 3,234
Increase (decrease) in taxes resulting from:
  Interest income on municipal loans and obligations
    of state and political subdivisions                   (371)      (299)       (75)
  Amortization of goodwill                                  --         11         11
  Nondeductible merger-related expenses                      2         44         --
   Other                                                     3        (22)         4
------------------------------------------------------------------------------------
Federal income tax provision per consolidated
   financial statements                                $ 4,851    $ 4,133    $ 3,174
====================================================================================

      The composition of the Company's net deferred tax asset at December 31 is as follows:

(In thousands)                                                              2002       2001
-------------------------------------------------------------------------------------------
Taxes (payable) refundable on temporary differences at statutory rate:
Deferred tax assets:
  Book/tax difference of loan loss allowance                             $ 3,108    $ 2,858
  Unrealized losses on securities designated as available for sale            --         32
  Deferred compensation benefits                                              97        103
  Impairment losses                                                           49         64
  Other                                                                       31         --
-------------------------------------------------------------------------------------------
    Total deferred tax assets                                              3,285      3,057
Deferred tax liabilities:
  Deferred loan origination costs                                           (415)      (609)
  Federal Home Loan Bank stock dividends                                    (857)      (771)
  Unrealized gains on securities designated as available for sale           (622)        --
  Book/tax difference of depreciation                                       (131)      (163)
  Mortgage servicing rights                                                 (611)      (387)
  Mark-to-market adjustment                                                  (85)       (86)
  Book/tax difference on bad debt reserves                                    (2)       (50)
  Other                                                                      (23)       (26)
-------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                        (2,746)    (2,092)
-------------------------------------------------------------------------------------------
Net deferred tax asset                                                   $   539    $   965
===========================================================================================

      The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2002 and 2001, based on the amount of income taxes subject to recovery in carryback years.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

NOTE J--RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2002, 2001 and 2000 totaled approximately $5.0 million, $1.1 million and $1.9 million, respectively.

      The Company had also received demand and time deposits of approximately $12.4 million, $10.1 million and $14.9 million at December 31, 2002, 2001 and 2000 from directors, officers and their related business interests.

NOTE K--EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is non-contributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $250,000, $300,000 and $150,000 to the plan for the years ended December 31, 2002, 2001 and 2000, respectively.

      The 401(k) plan allows employees to make voluntary, tax-deferred contributions up to 15% of their base annual compensation. The Company provides, at its discretion, a 50% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. The Company's matching contributions under the 401(k) plan totaled $260,000, $166,000 and $127,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE L--COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

      At December 31, 2002, the Company had outstanding commitments of approximately $25.1 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $90.8 million and $563,000, respectively, as of December 31, 2002. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2002, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

      The Company has also entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2009. The following table summarizes minimum payments due under lease agreements by year:

Year Ending
December 31,                                              (Dollars in thousands)
--------------------------------------------------------------------------------
2003                                                               $421
2004                                                                225
2005                                                                114
2006                                                                 86
2007                                                                 54
2008 through 2009                                                    89
--------------------------------------------------------------------------------
                                                                   $989
================================================================================

      Total rental expense under operating leases was $588,000, $458,000 and $398,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE M--REGULATORY CAPITAL

Oak Hill is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Oak Hill's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Oak Hill must meet specific capital guidelines that involve quantitative measures of Oak Hill's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Oak Hill's capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prior to the November 30, 2002 Oak Hill-Towne merger, all of the regulatory requirements described herein also applied to Towne.

      The FDIC has adopted risk-based capital guidelines to which Oak Hill is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

      These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

      During the year ended December 31, 2002, Oak Hill was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Oak Hill must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2002, Oak Hill was well-capitalized.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

      As of December 31, 2002 and 2001, management believes that Oak Hill has met all of the capital adequacy requirements to which it is subject. Oak Hill's Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios at December 31, 2002 and 2001 and Towne's ratios at December 31, 2001 are set forth in the following tables.

Oak Hill Banks                                                As of December 31, 2002
                                --------------------------------------------------------------------------------
                                                                                              To be "well-
                                                                                           capitalized" under
                                                                   For capital             prompt corrective
                                          Actual                 adequacy purposes         action provisions
(Dollars in thousands)           Amount            Ratio      Amount         Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------
Total capital                   $  71,360          10.9%     $  52,467       >= 8.0%     $  65,584      >= 10.0%
  (to risk-weighted assets)
Tier 1 capital                  $  63,157           9.6%     $  26,233       >= 4.0%     $  39,350      >=  6.0%
  (to risk-weighted assets)
Tier 1 leverage                 $  63,157           7.6%     $  33,414       >= 4.0%     $  41,767      >=  5.0%

                                                              As of December 31, 2001
                                --------------------------------------------------------------------------------
                                                                                              To be "well-
                                                                                           capitalized" under
                                                                   For capital             prompt corrective
                                          Actual                 adequacy purposes         action provisions
(Dollars in thousands)           Amount            Ratio      Amount         Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------
Total capital                   $  44,331          10.5%     $  33,857       >= 8.0%     $  42,322      >= 10.0%
  (to risk-weighted assets)
Tier 1 capital                  $  39,038           9.2%     $  16,929       >= 4.0%     $  25,393      >=  6.0%
  (to risk-weighted assets)
Tier 1 leverage                 $  39,038           7.4%     $  21,088       >= 4.0%     $  26,360      >=  5.0%

Towne Bank                                                    As of December 31, 2001
                                -------------------------------------------------------------------------------
                                                                                              To be "well-
                                                                                           capitalized" under
                                                                   For capital             prompt corrective
                                          Actual                 adequacy purposes         action provisions
(Dollars in thousands)           Amount            Ratio      Amount         Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------
Total capital                   $  18,575          10.4%     $  14,318       >= 8.0%     $  17,897      >= 10.0%
  (to risk-weighted assets)
Tier 1 capital                  $  16,335           9.1%     $   7,159       >= 4.0%     $  10,738      >=  6.0%
  (to risk-weighted assets)
Tier 1 leverage                 $  16,335           7.6%     $   8,636       >= 4.0%     $  10,795      >=  5.0%

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

      The Company's management believes that under the current regulatory capital regulations Oak Hill will continue to meet it's minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in Oak Hill's primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

NOTE N--OAK HILL FINANCIAL, INC.
CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended December 31, 2002, 2001 and 2000.

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                             December 31,
                                                     --------------------------
(In thousands)                                           2002              2001
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                              $    596          $    471
Interest-bearing deposits in
  Oak Hill Banks                                        2,171             2,659
Investment in Oak Hill Banks                           64,735            39,061
Investment in Action Finance Co.                        2,493             2,232
Investment in Oak Hill
  Capital Trust I                                         155               155
Investment in Towne Bank                                   --            16,560
Investment in MPA                                         744               383
Investment in Oak Hill
  Title LLC                                                15                15
Office premises and
  equipment--net                                        1,827             1,461
Prepaid expenses and other assets                       1,531               791
--------------------------------------------------------------------------------
    Total assets                                     $ 74,267          $ 63,788
--------------------------------------------------------------------------------

                                                             December 31,
                                                     --------------------------
(In thousands)                                           2002              2001
--------------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Accrued expenses and other
  liabilities                                        $  2,223          $  2,276
Minority interests                                          8                 8
Guaranteed preferred beneficial
  interests in the Corporation's
  junior subordinated debentures                        5,155             5,155
    Total liabilities                                   7,386             7,439
Stockholders' equity
  Common stock                                          2,797             2,797
  Additional paid-in capital                            5,113             5,114
  Retained earnings                                    61,236            53,506
  Less cost of treasury stock                          (3,471)           (5,007)
  Unrealized gains (losses) on
    securities designated as
    available for sale, net of
    related tax effects                                 1,206               (61)
    Total stockholders' equity                         66,881            56,349
    Total liabilities and
      stockholders' equity                           $ 74,267          $ 63,788
--------------------------------------------------------------------------------

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF EARNINGS

                                                 Year Ended December 31,
                                       ----------------------------------------
(In thousands)                             2002            2001            2000
--------------------------------------------------------------------------------
REVENUE
Interest income                        $     32        $     34        $    166
Other income                                  6               9              --
Equity in earnings of subsidiaries       11,144           9,630           6,782
--------------------------------------------------------------------------------
    Total revenue                        11,182           9,673           6,948
--------------------------------------------------------------------------------
EXPENSES
Interest expense                            578             566             435
Loss on disposal of assets                   --             (34)             --
General and administrative                  644             818             405
    Total expenses                        1,222           1,418             840
    Earnings before federal income
      tax credits                         9,960           8,255           6,108
Federal income tax credits                 (380)           (467)           (229)
--------------------------------------------------------------------------------
    NET EARNINGS                       $ 10,340        $  8,722        $  6,337
--------------------------------------------------------------------------------

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000 (continued)

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS

                                                                          Year Ended December 31,
                                                                  ------------------------------------
(In thousands)                                                        2002          2001          2000
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings for the year                                       $ 10,340      $  8,722      $  6,337
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
      Undistributed earnings of consolidated subsidiaries           (8,360)       (5,213)       (5,919)
      Depreciation of office premises and equipment                    147            94           205
      Loss on disposal of assets                                        --            34            --
      Increase (decrease) in cash due to changes in:
        Prepaid expenses and other assets                             (844)          277          (955)
        Other liabilities                                              (53)        1,483           253
------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities        1,230         5,397           (79)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in Oak Hill Banks                                          (5)           --            --
  Investment in Oak Hill Capital Trust I                                --            --          (155)
  Investment in Towne Bank                                              --          (500)           --
  Investment in Oak Hill Title LLC                                      --           (15)           --
  Purchase of office premises and equipment                           (513)         (653)          (36)
  (Increase) decrease in interest-bearing deposits                     488        (1,456)          958
------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) investing activities          (30)       (2,624)          767
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable                               --            --         1,600
  Repayment of notes payable                                            --            --        (1,600)
  Proceeds from exercise of stock options                            1,535           301           414
  Proceeds from issuance of debt securities                             --            --         5,155
  Proceeds from the sale of treasury stock                              --           480            --
  Purchase of treasury stock                                            --        (1,030)       (3,925)
  Dividends on common shares                                        (2,610)       (2,321)       (2,129)
------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                     (1,075)       (2,570)         (485)
------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                              125           203           203
Cash and cash equivalents at beginning of year                         471           268            65
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $    596      $    471      $    268
======================================================================================================

NOTE O--SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2002 and 2001 by investment securities with a book value including accrued interest of approximately $6.4 million and $3.5 million and a market value of approximately $6.5 million and $3.6 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2002 and 2001 was $5.6 million and $3.2 million, respectively, and the average month-end balance outstanding for 2002 and 2001 was approximately $4.2 million and $1.4 million, respectively.

                                                        Oak Hill Financial, Inc.
                                      Notes to Consolidated Financial Statements
                            For the Years Ended December 31, 2002, 2001 and 2000

NOTE P--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2002 and 2001.

2002                                                                   Three Months Ended
                                                --------------------------------------------------------
(In thousands, except per share data)           March 31,       June 30,     September 30,  December 31,
--------------------------------------------------------------------------------------------------------
Total interest income                            $14,237        $14,451        $14,247        $14,287
Total interest expense                             6,446          6,250          6,116          5,912
--------------------------------------------------------------------------------------------------------
Net interest income                                7,791          8,201          8,131          8,375
Provision for losses on loans                        460            587            605          1,105
Other income                                       1,795          1,781          1,971          2,566
General, administrative and other expense          5,411          5,562          5,539          6,151
--------------------------------------------------------------------------------------------------------
Earnings before income taxes                       3,715          3,833          3,958          3,685
Federal income taxes                               1,184          1,217          1,267          1,183
--------------------------------------------------------------------------------------------------------
Net earnings                                     $ 2,531        $ 2,616        $ 2,691        $ 2,502
========================================================================================================
Basic earnings per share                         $   .48        $   .49        $   .50        $   .47
========================================================================================================
Diluted earnings per share                       $   .47        $   .48        $   .49        $   .46
========================================================================================================

2001                                                                   Three Months Ended
                                                --------------------------------------------------------
(In thousands, except per share data)           March 31,       June 30,     September 30,  December 31,
--------------------------------------------------------------------------------------------------------
Total interest income                            $15,139        $15,088        $14,764        $14,713
Total interest expense                             8,424          8,080          7,460          6,813
--------------------------------------------------------------------------------------------------------
Net interest income                                6,715          7,008          7,304          7,900
Provision for losses on loans                        566            506            547            972
Other income                                       1,404          1,780          2,401          1,606
General, administrative and other expense          4,962          5,314          5,242          5,154
--------------------------------------------------------------------------------------------------------
Earnings before income taxes                       2,591          2,968          3,916          3,380
Federal income taxes                                 847            987          1,289          1,010
--------------------------------------------------------------------------------------------------------
Net earnings                                     $ 1,744        $ 1,981        $ 2,627        $ 2,370
========================================================================================================
Basic earnings per share                         $   .33        $   .38        $   .50        $   .45
========================================================================================================
Diluted earnings per share                       $   .33        $   .37        $   .50        $   .45
========================================================================================================

Report of Independent Certified Public Accountants

Grant Thornton
Accountants and
Management Consultants

Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Board of Directors

Oak Hill Financial, Inc.

We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As more fully discussed in Note A-9, the Company changed its method of accounting for goodwill as of January 1, 2002.


/s/ Grant Thornton
Cincinnati, Ohio

                                January 24, 2003

                                                        Oak Hill Financial, Inc.
                                             Management Promotions and Additions

Darrell D. Boggs and Miles R. Armentrout were named Regional Presidents of Oak Hill Banks. Darrell had served as Executive Vice President & COO of Oak Hill Banks, while Miles was Senior Vice President of Towne Bank. With the merger of the banks, Darrell and Miles are responsible for the branch networks, lending and credit administration, and operations within the two autonomous regions served by Oak Hill Banks.

Micheal W. Lander was promoted to Senior Vice President and Senior Lender for the Western (Cincinnati-Dayton) Region of Oak Hill Banks. Mike is an extremely talented manager and lender and has played a key role in our growth in southwestern Ohio.

Wayne B. Lindstedt was promoted to Senior Loan Review Officer for Oak Hill Financial. Since joining the company in 1998, Wayne has pushed our loan review program to new levels and is a driving force in our efforts to safeguard asset quality.

J. David McFarland joined Oak Hill Banks as Controller and was subsequently named Senior Vice President and Senior Operations Officer. A former community bank CEO, David can draw on his 20 years of experience as a banker and regulator as he helps us meet whatever operational challenges may lie ahead.

Former Towne Bank Senior Vice President & CFO Joseph L. Michel was named Senior Risk Management Officer for Oak Hill Financial. In his new role, Joe's primary responsibilities are the continued development of our internal audit and asset/liability management programs.

There were several other key management promotions within the company. At Oak Hill Banks, Terry L. Franklin was named Regional Vice President and Karen S. Adams and Jason T. Henry were promoted to Vice President. Also, Connie L. King was promoted to Director of Electronic Data Processing at Oak Hill Financial.

Finally, we further strengthened our management team with the addition of Timothy W. Brown as Area President and Joseph M. Adams and Mikeal V. Mullins as Vice Presidents of Oak Hill Banks, Michele L. Phillips as Vice President of Action Finance Company, and Robin H. Fowler as Vice President of McNelly, Patrick & Associates.


                                                                       Directors

OAK HILL FINANCIAL, INC.

Ralph E. Coffman, Jr.
President & CAO,
Oak Hill Financial, Inc.

Evan E. Davis
Chairman, Oak Hill Banks

Barry M. Dorsey, Ed.D.
President, University of Rio Grande and
Rio Grande Community College

John D. Kidd
Chairman & CEO,
Oak Hill Financial, Inc.

D. Bruce Knox
Chief Information Officer,
Oak Hill Financial, Inc.

Richard P. LeGrand
Executive Vice President,
Oak Hill Financial, Inc.

Candice DeClark Peace
Partner, Clark, Schaeffer, Hackett & Co.

Donald R. Seigneur
Partner, Whited Seigneur Sams
& Rahe, CPAs

William S. Siders
Retired Bank Executive

H. Grant Stephenson
Partner, Porter, Wright, Morris & Arthur

Neil S. Strawser
President, Parrott and Strawser Properties, Inc.

Donald P. Wood
President, Don Wood Automotive, Inc.

OAK HILL BANKS

Miles R. Armentrout
H. Tim Bichsel
Darrell D. Boggs
Ralph E. Coffman, Jr.
Ron J. Copher
Evan E. Davis (Chairman)
Scott J. Hinsch, Jr.
John D. Kidd
David G. Ratz

ACTION FINANCE COMPANY

Ralph E. Coffman, Jr.
Ron J. Copher
Evan E. Davis
Robert H. Huchison
John D. Kidd (Chairman)
David G. Ratz

MCNELLY, PATRICK & ASSOC.

Ralph E. Coffman, Jr.
Ron J. Copher
Evan E. Davis
John D. Kidd (Chairman)
Rick A. McNelly
David G. Ratz

Oak Hill Financial, Inc.
Officers & Managers

OAK HILL FINANCIAL, INC.
John D. Kidd
Chairman & CEO

Ralph E. Coffman, Jr.
President & CAO

Richard P. LeGrand
Executive Vice President

David G. Ratz
Executive Vice President & COO

Scott J. Hinsch, Jr.
Vice President

H. Tim Bichsel
Secretary

Ron J. Copher
Chief Financial Officer & Treasurer

D. Bruce Knox
Chief Information Officer

C. Dale Gahm
Senior Compliance Officer

Wayne B. Lindstedt
Senior Loan Review Officer

Joseph L. Michel
Senior Risk Management Officer

Connie L. King
Director of EDP

Gail S. Wilson
Personnel Administrator

Melissa R. Gilliland
Branch Systems Manager

Greta J. Hale
EDP Manager

Brian T. Moore
Accounting Manager

David T. Kent
Loan Review Officer

OAK HILL BANKS

Evan E. Davis
Chairman

Scott J. Hinsch, Jr.
President & CEO

Miles R. Armentrout
Regional President

Darrell D. Boggs
Regional President & Cashier

H. Tim Bichsel
Secretary

John L. Cornett
Senior Vice President

Daniel L. Dobbins
Senior Vice President

Jerry L. Gore
Senior Vice President

Micheal W. Lander
Senior Vice President

Fred K. Mavis
Senior Vice President

J. David McFarland
Senior Vice President

Terry L. Franklin
Regional Vice President

Timothy W. Brown
Area President

Jeffrey M. Doles
Area President

Brian E. Hall
Area President

Ronald G. Hayes
Area President

Daniel E. Mooney
Area President

Joseph M. Adams
Vice President

Karen S. Adams
Vice President

Denise L. Brown
Vice President

Gerald J. Cox
Vice President

Daniel J. Daugherty
Vice President

Connie S. Freeman
Vice President

Jason T. Henry
Vice President

Deborah M. Meyer
Vice President

Lori A. Michael
Vice President

Mikeal V. Mullins
Vice President

Sarah E. Zellner
Vice President

Joseph R. Givens
Mortgage Production Manager

Linda F. Bachtel
Assistant Vice President

Marilyn M. Banker
Assistant Vice President

David E. Barney
Assistant Vice President

Lea Anne Brown
Assistant Vice President

Bruce A. Crabtree
Assistant Vice President

Sandra L. Crall
Assistant Vice President

Robert W. Hater
Assistant Vice President

Connie S. Hendren
Assistant Vice President

Paula L. Henderson
Assistant Vice President

D. Dean Henry
Assistant Vice President

Melanie R. Isble
Assistant Vice President

Pamela G. Jones
Assistant Vice President

Jason W. Leyda
Assistant Vice President

Roger P. Mersch
Assistant Vice President

Michael L. Nickell
Assistant Vice President

Elaine R. Prater
Assistant Vice President

Rebecca A. Quesenberry
Assistant Vice President

Clara G. Ridgeway
Assistant Vice President

Pamela K. Shaw
Assistant Vice President

                                                        Oak Hill Financial, Inc.
                                                           Officers and Managers

OAK HILL BANKS (continued)

Roxanne R. Swann
Assistant Vice President

Mark J. Swartz
Assistant Vice President

Margo V. Swisher
Assistant Vice President

Christopher A. Vaughan
Assistant Vice President

Robert O. Ward
Assistant Vice President

Rhonda S. Welch
Assistant Vice President

George E. Woodward, Jr.
Assistant Vice President

Ed K. Cunningham
Loan Officer

Karen S. Rapp
Operations Officer

Ann R. Dennison
Banking Officer

Callie E. Duhl
Banking Officer

Margaret L. Hartley
Banking Officer

Deborah L. Montavon
Banking Officer

Sheri L. Sturgill
Banking Officer

Alan G. Graugovel
Security Officer

ACTION FINANCE COMPANY

Robert H. Huchison
President & CEO

Michele L. Phillips
Vice President

Ron J. Copher
Secretary

David G. Ratz
Treasurer

Ellery S. Elick
Branch Manager

George V. Humphreys
Associate Manager

Charlene W. Jacobs
Branch Manager

Ruth Anne Kimberly
Branch Manager

Daniel K. Spencer
Branch Manager

Peggy L. Watson
Branch Manager

James L. Younkin
Branch Manager

MCNELLY, PATRICK & ASSOCIATES

Rick A. McNelly
President & CEO

Robin H. Fowler
Vice President

Sharon L. Gahm
Vice President & Secretary

Ron J. Copher
Chief Financial Officer

OAK HILL TITLE AGENCY, LLC

Fred K. Mavis
President & CEO

Stephen L. Oliver
Vice President

Darrell D. Boggs
Secretary

Ron J. Copher
Treasurer

Oak Hill Financial, Inc.
Locations

(all locations in Ohio)

OAK HILL FINANCIAL, INC.

14621 State Route 93, Jackson (1)

OAK HILL BANKS

505 Richland Ave., Athens
213 Columbus Rd., Athens (2)
4811 Cooper Rd., Blue Ash
49 E. Water St., Chillicothe
1470 N. Bridge St., Chillicothe
8620 Beechmont Ave., Cincinnati
5681 Rapid Run Rd., Cincinnati
1210 N. Court St., Circleville
445 E. Main St., Columbus (2)
584 Miamisburg-Centerville Rd., Dayton (2)
660 Wessel Drive, Fairfield (2)
310 S. Main St., Franklin
500 3rd Avenue, Gallipolis
120 Twin Oaks Dr., Jackson (1)
300 E. Main St., Jackson
975 E. Main St., Jackson
100 Wal-Mart Dr., Jackson
399 W. Front St., Logan
6501 Mason-Montgomery Rd., Mason
717 Reading Rd., Mason (1)
115 W. Main St., McArthur
4421 Roosevelt Blvd., Middletown
201 S. Front St., Oak Hill
410 N. Front St., Oak Hill (3)
924 Gallia St., Portsmouth
503 State St., Proctorville
206 Church St., Richmond Dale
715 W. State St., Trenton
109 N. Ohio Ave., Wellston
2331 Galena Pike, West Portsmouth
7920 Ohio River Rd., Wheelersburg

ACTION FINANCE COMPANY

1005 E. State St., Athens
112 W. Main St., Circleville
57 Court St., Gallipolis
14621 State Route 93, Jackson (1)
731 E. Main St., Jackson
917 Gallia St., Portsmouth
110 N. Manchester St., West Union

MCNELLY, PATRICK & ASSOC.

135 E. Huron St., Jackson (1)

OAK HILL TITLE AGENCY

120 Twin Oaks Dr., Jackson (1)

(1)   Administrative office

(2)   Loan office only

(3)   Drive-thru only

Stockholder Information

The common stock of Oak Hill Financial, Inc. (the "Company") is traded on the Nasdaq National Markett System under the symbol "OAKF".

      The high and low sales price for Oak Hill Financial common stock during each quarter of 2002 and 2001 is as follows:

Quarter Ended                                    High                    Low
-------------                                    ----                    ---
12/31/02                                       $22.390                 $20.150
 9/30/02                                        22.390                  21.000
 6/30/02                                        22.790                  19.590
 3/31/02                                        21.000                  15.600
12/31/01                                        16.400                  14.800
 9/30/01                                        17.250                  14.000
 6/30/01                                        16.000                  12.750
 3/31/01                                        15.188                  12.500

      At February 14, 2003, the Company had approximately 2,400 stockholders and 5,420,341 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks. The Company declared the following quarterly cash dividends in 2002 and 2001:

    Quarter Ended                                         Dividend Per Share
    -------------                                         ------------------
      12/31/02                                                $   0.13
       9/30/02                                                    0.12
       6/30/02                                                    0.12
       3/31/02                                                    0.12
      12/31/01                                                    0.12
       9/30/01                                                    0.11
       6/30/01                                                    0.11
       3/31/01                                                    0.11

      Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

The Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 456-0596

ANNUAL MEETING

The Annual Meeting of Stockholders of Oak Hill Financial, Inc. will be held on April 8, 2003, at 1:00 p.m. at the Ohio State University Extension Office, 17 Standpipe Road, Jackson, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.'s annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request directed to:

David G. Ratz
Chief Operating Officer
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, OH 45640
dratz@oakf.com

                                    [PHOTO]

                     Oak Hill Financial Board of Directors

      (front) Candice DeClark Peace, William S. Siders, Neil S. Strawser,
                Evan E. Davis, Barry M. Dorsey, Donald P. Wood.
   (rear) H. Grant Stephenson, C. Clayton Johnson (ret.), Richard P. LeGrand, John D. Kidd, D. Bruce Knox, Donald R. Seigneur, Ralph E. Coffman, Jr.

                           Board of Directors Update

We welcomed Candice DeClark Peace, William S. Siders, Neil S. Strawser, and Donald P. Wood as independent directors of Oak Hill Financial. Highly respected business people and professionals, all have been extremely successful in their chosen endeavors and bring a wealth of business knowledge and experience to augment an already strong board of directors.

During 2002, C. Clayton Johnson retired from the company's board of directors, Ronald I. Smittle and Richard D. Coyan retired from the board of Oak Hill Banks, and Ralph E. Heitmeyer and Herb L. Krombholz completed their long tenure as directors of Towne Bank and its predecessors. Since 1997, Clay had been a strong and clear voice on the board, and his guidance will be greatly missed. Ron, Dick, Ralph, and Herb had over 150 years of combined service to their respective institutions, and their contributions to the growth and success of the company are immeasurable.

While we honor their tenure with the company, our celebration of their achievements is tempered by sadness as Ron Smittle passed away shortly after retiring from the board. He was a great banker and a good friend, and we will miss him.

                                   [GRAPHIC]

                            OAK HILL FINANCIAL, INC.

                                Corporate Office
                       14621 State Route 93, P.O. Box 688
                               Jackson, Ohio 45640
                                 (740) 286-3283
                                  www.oakf.com